PRESS RELEASE

Press Release No. 05-05

METALLICA RESOURCES ANNOUNCES FIRST QUARTER RESULTS

May 10, 2005, Toronto, Ontario — Metallica Resources Inc. (TSX: MR, AMEX: MRB) (the “Company”) is pleased to report its first quarter financial results. All figures are in United States dollars unless otherwise noted. Complete quarterly results are available on SEDAR, EDGAR and on the Company’s website at www.metal-res.com.

      Selected Financial Data (unaudited):

	Three Months	Three Months
	Ended March	Ended March
	31, 2005	31, 2004

Net loss	$(726,896)	$(689,586)
Basic and diluted loss per share	$(0.01)	$(0.01)

Cash flows provided from (used in) operating activities	$184,231	$(942,516)
Cash flows used in investing activities	(1,542,500)	(11,322,238)
Cash flows provided from (used in) financing activities	6,857	(5,548,355)
Foreign exchange loss on foreign cash held	(362,211)	(587,903)

Decrease in cash and cash equivalents	$(1,713,623)	$(18,401,012)

	March 31,	December 31,
	2005	2004

Current assets:
Cash	$40,135,363	$41,848,986
Value-added tax and other current assets	352,362	640,244

Total current assets	40,487,725	42,489,230
Mineral properties and deferred expenditures	50,006,325	47,355,378
Fixed assets and other assets	428,163	448,492

Total assets	$90,922,213	$90,293,100

Current liabilities:
Accounts payable and accrued liabilities	$1,769,118	$738,384

Asset retirement obligation	208,438	203,818

Total liabilities	1,977,556	942,202
Shareholders’ equity:
Share capital	107,679,343	107,661,917
Contributed surplus	1,484,464	—
Warrants	5,889,375	7,373,839
Stock options	1,346,385	1,043,156
Deficit	(27,454,910)	(26,728,014)

Total shareholders’ equity	88,944,657	89,350,898

Total liabilities and shareholders’ equity	$90,922,213	$90,293,100

The Company reported a loss of $0.73 million ($0.01 per share) for the three months ended March 31, 2005 as compared to a loss of $0.69 million ($0.01 per share) for the three months ended March 31, 2004.

The Company’s cash and cash equivalents decreased by $1.71 million for the three months ended March 31, 2005 as compared to a decrease in cash and cash equivalents for the three months ended March 31, 2004 of $18.40 million. The decrease in cash outflows of $16.69 million in the current period is primarily due to $13.25 million of payments to Glamis in 2004 pursuant to agreements to acquire its 50% interest in the Cerro San Pedro project and a royalty. As of March 31, 2004, the Company had completed its payment obligations to Glamis on the Cerro San Pedro acquisition and royalty purchase agreements. In addition, deferred expenditures were approximately $2.31 million higher in the preceding period due principally to mine construction activities at the Cerro San Pedro project in 2004. In June 2004, the Company suspended construction of the Cerro San Pedro mine pending resolution of various permitting and legal issues involving the project. As of May 10, 2005, construction of the mine has not recommenced. The Company is pursuing various legal and administrative remedies in order to recommence construction at Cerro San Pedro; however, there are no assurances that the Company will be successful in these efforts.

The Company had working capital of $38.72 million at March 31, 2005 as compared to working capital of $41.75 million at December 31, 2004. The $3.03 million decrease in working capital primarily results from additions to mineral properties and deferred expenditures on the Company’s exploration and development projects, principally the Cerro San Pedro project, totaling $2.65 million.

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas. It currently has 82.9 million shares outstanding, approximately $40 million in cash and cash equivalents, and no debt. For further details on Metallica Resources, please visit the Company’s website at www.metal-res.com

ON BEHALF OF THE BOARD OF DIRECTORS

Richard J. Hall
President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD-LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA’S FORM 20-F.